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                           April 14, 2021

       Gregory M. Gentile
       Chief Financial Officer
       Silver Spike Acquisition Corp.
       660 Madison Ave., Suite 1600
       New York, New York 10065

                                                        Re: Silver Spike
Acquisition Corp.
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed April 1, 2021
                                                            File No. 333-252186

       Dear Mr. Gentile:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 26, 2021 letter.

       Amendment No. 2 to Form S-4 filed April 1, 2021

       Selected Historical Financial Information of Silver Spike, page 49

   1. We note the revised disclosure in response to prior comment 1. Please further revise the introductory paragraph
to address the fiscal year end December 31, 2020 information and remove reference to the
interim period ended September 30, 2020. Further, please remove the column with the
interim period ended September 30, 2019 information, as this is included in the fiscal
year end December 31, 2019 information, or advise.
 Gregory M. Gentile
FirstName
Silver SpikeLastNameGregory
              Acquisition Corp.M. Gentile
Comapany
April       NameSilver Spike Acquisition Corp.
       14, 2021
April 214, 2021 Page 2
Page
FirstName LastName
Risk Factors
After completion of the business combination, the post-merger WMH equity holders..., page 85

2. We note that the post-merger New WMH common stock holder percentages disclosed here total greater than 100%. Further, the percentages disclosed do not agree with the post-merger organizational chart on page 13. Please revise or advise. Unaudited Pro Forma Condensed Combined Financial Information, page 184

3. We note that, pursuant to the Exchange Agreement, the post-merger WMH equity holders will have the right to exchange their post-merger WMH units for shares of Class A common stock or cash. Please tell us who determines the form of consideration to be paid upon redemption (i.e., the Company or New WMH's Board of Directors), and in the case of cash redemption clarify whether that will be paid from current cash or assets on hand.
         Also, explain how you determined that the noncontrolling interests should be classified in permanent equity and the specific guidance you considered.
        You may contact Brittany Ebbertt, Senior Staff Accountant, at (202) 551-3572 or
Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff
Attorney, at (202) 551-3574 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:      Derek J. Dostal, Esq.